Iron Sands Corp.
45 North Station Plaza, Suite 214
Great Neck, NY 11021

November 7, 2011

Ms. Angela McHale
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Iron Sands Corp. (the “Company”)
Form 10-12(g)
Filed August 12, 2011
File No. 000-54477

Dear Ms. McHale:

This letter is in response to the comments contained in the Staff’s letter to the Company, concerning Form 10-12(g) (the “Original Registration Statement”), and dated September 7, 2011 (the “Comment Letter”). We have filed an amendment to the Original Registration Statement (“Amendment No. 1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. As such, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. If our comments are not addressed within this 60-day time period you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments. If you do not withdraw this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your period reports.

RESPONSE:

The Company has chosen to address the Staff’s comments without withdrawing its Form 10. The Company understands that the Original Registration Statement on Form 10 is effective as of October 11, 2011 and we are subject to the reporting requirements under Section 13(a) of the Exchange Act upon effectiveness.

Item 1. Business, page 1

Business Development, page 1

2.
Please revise your business or MD&A section to describe the company’s plan of operation for the remainder of the fiscal year as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

RESPONSE:

We refer the Staff to the third and fourth full paragraphs on page 1 and sixth and seventh full paragraphs on page 4 of the Amendment No. 1. The Company's plan of operation for the remainder of the fiscal year and beyond such time shall be to continue its efforts to locate suitable acquisition candidates. We have not established a specific timeline nor have we identified any specific milestones to be achieved by any specific date.

Item 2. Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 4

3.	Please provide more disclosure regarding your expenses to date.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please refer to the first full paragraph on page 5 of the Amendment No. 1.

Item 7. Certain Relationship and Related Transactions

Certain Relationships and Related Transactions, page 8

4.
We note your references to your promoters throughout your registration statement. Please revise to identify your promoter(s) and disclose anything of value to be received by the promoter(s) from the registrant.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Financial Statements and Notes

General

5.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, the Company has updated its financial statements in the Amendment No. 1.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Iron Sands Corp.

By:	/s/ Samir N. Masri
Samir N. Masri
President